DC

No ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

06027592

March 9, 2006

Stephen B. Thompson
Chief Financial Officer
2600 Stemmons Freeway
Suite 176
Dallas, TX 75207

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2006

Re: Access Pharmaceuticals, Inc.
Incoming letter dated January 18, 2006

Dear Mr. Thompson:

This is in response to your letter dated January 18, 2006 concerning the shareholder proposal submitted to Access by Woodward Partners. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Robert E. Lee
Woodward Partners
465 West Saddle River Rd.
Upper Saddle River, NJ 07458

31830b

ACCESS PHARMACEUTICALS, INC.
2600 Stemmons Freeway
Suite 176
Dallas, TX 75207

Via EDGAR and Federal Express

January 18, 2006

Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Access Pharmaceuticals, Inc. – File No. 001-15771
Statement of Reasons for Omission of Shareholder Proposal
Pursuant to Rules 14a-8(i)(2) and 14a-8(i)(3)

Ladies and Gentlemen:

Access Pharmaceuticals, Inc. ("Company") has received a shareholder proposal, attached hereto as Exhibit A (the "Proposal"), from Woodward Partners ("Proponent"), that Proponent wishes to have included in Company's proxy materials for its 2006 annual meeting of shareholders.

The Proposal states as follows:

"RESOLVED, that, effective immediately, the Company, hereby adopts a mandatory retirement age of 70 years of age for members of its Board of Directors, [Chief Executive Officer, President and Chief Financial Officer]."

SUPPORTING STATEMENT

"Woodward Partners believes that imposing a mandatory retirement age for its Directors [and senior executives] will assist the Company with succession planning and ensure that the Board of Directors [and senior management] periodically benefits from the fresh ideas, viewpoints and expertise of new members. Under the mandatory retirement policy, no person may be elected or re-elected as a Director of the Company [or appointed to its senior management] if at the time of his or her election or re-election he or she shall have attained the age of 70 years. The term of any Director [or member of senior management] who shall have attained such age while serving as a director [or senior management] shall terminate effective immediately upon his or her seventieth birthday.

Woodward Partners believes that the adoption of a mandatory retirement policy will contribute to improved corporate governance of the Company and will benefit the Company and its shareholders in the long term."

Company proposes to omit the Proposal and its supporting text because it is excludable under Rules 14a-8(i)(2) and 14a-8(i)(3) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), since it will cause Company to violate the law of the state of Texas and federal law, and because the text of the Proposal is vague and misleading.

Accordingly, Company hereby submits this statement of reasons for exclusion of the Proposal from its 2006 proxy materials pursuant to Rule 14a-8(j) promulgated under the Exchange Act, and hereby requests that the Staff of the Division of Corporate Finance (the "Staff") confirm that it will not recommend enforcement action against Company should it omit the Proposal from its 2006 proxy materials. Pursuant to Rule 14a-8(j)(2) promulgated under the Exchange Act, filed herewith are six copies of this letter as well as six copies of the Proposal. In addition, pursuant to Rule 14a-8(j)(1) promulgated under the Exchange Act, Company is notifying Proponent of its intention to omit the Proposal from its 2006 proxy materials and has provided a copy of this letter to Proponent.

1. Implementation of the Proposal as presented would cause Company to violate both the Texas Labor Code and the federal Age Discrimination in Employment Act of 1967, and is therefore excludable under Rule 14a-8(i)(2).

The Proposal is a proposal to adopt a policy that will prohibit the election of any individual to the Board of Directors of Company (the "Board") or appointment of any individual to a post within Company senior management who is above age 70. Rule 14a-8(c)(2) promulgated under the Exchange Act permits a registrant to exclude any proposal which:

> If implemented, would require the registrant to violate any state or federal law of the United States, or any law of any foreign jurisdiction to which the registrant is subject, except that this provision shall not apply with respect to any foreign law compliance with which would be violative of any state or federal law of the United States.

Company believes that implementation of the Proposal would force Company to violate federal and state anti-discrimination laws and therefore the Proposal is excludable from

Company's 2006 proxy materials pursuant to Rule 14a-8(c)(2) promulgated under the Exchange Act.

A. Federal Law: Age Discrimination in Employment Act of 1967

The proposed broad prohibition on the hiring or re-hiring of a Company director and appointment of a Company senior manager based solely on any such individual's age at the time of election or appointment would, if adopted and implemented, violate Section 4(a) of the Federal Age Discrimination in Employment Act of 1967 (the "ADEA"), 29 U.S.C. §623(a). The ADEA states in relevant part, that:

> It shall be unlawful for any employer . . . (1) to fail or refuse to hire or to discharge any individual or otherwise discriminate against any individual with respect to his compensation, terms, conditions or privileges of employment because of such individual's age....

Without a statutory exemption from the application of the ADEA, an employer may not engage in age-based discrimination against potential or current employees of the kind contemplated by the Proposal. The Proposal, if implemented, would require mandatory retirement at the age of 70 for all Company directors and members of senior management. Therefore, unless one of the specific statutory exemptions applies, implementation of the Proposal would appear to constitute a violation of the ADEA. *See* 29 C.F.R. §1625.9 (1990) (stating that, unless a specific exemption applies, an employer can no longer force retirement or otherwise discriminate on the basis of age against an individual because (s)he is 70 or older).

In the present case, the only statutory exemption that is potentially applicable is contained in Section 12(c) of the ADEA. This section provides that:

Nothing in this chapter shall be construed to prohibit compulsory retirement of any employee who has attained 65 years of age and who, for the 2-year period immediately before retirement, is employed in a bona fide executive or a high policy making position, if such employee is entitled to an immediate nonforfeitable annual retirement benefit from a pension, profit sharing, savings, or deferred compensation plan, or any combination of such plans. . . which equals, in the aggregate, at least $44,000.

The above notwithstanding, Proponent has not provided any guidance in the Proposal how the mandatory retirement policy could be tailored in order to comply with federal law.

B. Texas Law: Chapter 21 of the Texas Labor Code

The adoption of the Proposal would also violate Chapter 21 of the Texas Labor Code, which provides, in relevant part, that an employer commits an unlawful employment practice if because of age the employer: (1) fails or refuses to hire an individual, discharges an individual, or discriminates in any other manner against an individual in connection with compensation or the terms, conditions, or privileges of employment; or (2) limits, segregates, or classifies an employee or applicant for employment in a manner that would deprive or tend to deprive an individual of any employment opportunity or adversely affect in any other manner the status of an employee. *Texas Stat. Title 2, Section 21.051.*

Similar to the federal law, Section 21.103 of the Texas Labor Code permits an exclusion for compulsory retirement for certain members of management[1]. However, Proponent has not provided any exceptions in the Proposal that would ensure the mandatory retirement policy, as adopted, would comply with these exclusions.

In the Staff's no-action letter *Binks Manufacturing Company* (available March 20, 1992) ("Binks"), the Commission allowed exclusion of a proposal requiring mandatory retirement at 70 years of age for all directors and the ten highest employees. The exclusion was allowed by the Commission pursuant to Rule 14a-8(c)(2) promulgated under the Exchange Act for the reason that the proposal "if implemented, would require Binks to violate Section 2-102 of the Illinois Human Rights Act of 1967 and Section 4(a) of the Federal Age Discrimination in Employment Act of 1967," Illinois being the state in which the main office of Binks was located.

[1] § 21.103. COMPULSORY RETIREMENT PERMITTED FOR CERTAIN EMPLOYEES. This chapter does not prohibit the compulsory retirement of an employee who is: (1) at least 65 years of age; (2) employed in a bona fide executive or high policy-making position for the two years preceding retirement; and (3) entitled to an immediate, non-forfeitable annual retirement benefit from a pension, profit-sharing, savings, or deferred compensation plan or a combination of plans of the employee's employer that equals, in the aggregate, at least $27,000.

Similarly to the Binks proposal, implementation of the Proposal would cause Company to violate Section 4(a) of the ADEA, *as well as its Texas counterpart found at Texas Stat. Title 2, Section 21.051.* The sole difference between the Binks proposal and the Proposal is that the latter applies to Company directors and "senior management," rather than solely to directors and the ten highest paid employees. This minor variation in scope does not remedy the illegality of the Proposal.

Company is aware of the position that the Staff has taken in connection with the no-action requests of *Technology Research, Corporation* (available May 12, 1999) and *LSB Industries, Inc.* (available March 28, 1997). However, Company believes that the situations presented in these companies' requests are substantively different than those created by the Proposal because in both of the above-referenced letters the proposals related solely to mandatory retirement policies for directors, and did not concern the rights of management (i.e., employees of the respective companies). This distinction is crucial given the text of the applicable federal and state laws, which apply to discrimination of "employees."

2. The Proposal, as submitted by Proponent, is vague and misleading because it is unclear whether the mandatory retirement policy applies to both the Board and Company senior management or just to the Board.

Rule 14a-8(i)(3) promulgated under the Exchange Act states that a proposal may be omitted if the proposal or its supporting statement is contrary to the proxy rules, including Rule 14a-9 promulgated under the Exchange Act, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) promulgated under the Exchange Act as inherently misleading because neither the shareholders nor a company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. *See*, *e.g.*, The Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of shareowners because "the proposal is so inherently vague and indefinite" that neither the shareowners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYNEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is vague and indefinite because it fails to define critical terms or otherwise provide guidance on how it should be implemented. The Proposal does not state how Company shareholders should interpret the brackets that have been placed around the terms "Chief Executive Officer, President and Chief Financial Officer" in the Proposal, and "and senior executives," "and senior management," "or appointed to its senior management," and "or senior management" within the Proposal's supporting statement. It is entirely unclear whether or not the Proposal mandates that the retirement policy shall apply to both the Board and senior management or just to the Board. Given the text of the applicable federal and state statutes, which require employee status in order to prove discrimination, the Proposal's complete lack of clarity creates a fundamental confusion as to what would happen if Company shareholders were to vote for the Proposal as it is currently drafted.

Accordingly, for the reasons stated above, the Proposal is so inherently vague and indefinite that it may be omitted from Company's 2006 proxy materials pursuant to Rule 14a-8(i)(3) promulgated under the Exchange Act.

3. Conclusion

For the foregoing reasons, Company believes that the Proposal may be omitted from its 2006 proxy materials. Accordingly, Company requests the concurrence of the Staff that it will not recommend enforcement action against Company should it omit the Proposal from its 2006 proxy materials.

[*the remainder of this page is left blank intentionally*]

If you have any questions regarding this matter or require any additional information, please contact the undersigned at (214) 901-5100. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Company intends to mail its definitive proxy materials to its shareholders, and file same with the Commission, on or about April 11, 2006, and therefore it intends to send these materials to a financial printer not later than approximately April 1, 2006.

Very truly yours,

Stephen B. Thompson
Chief Financial Officer

cc: Mr. J. Michael Flinn
Dr. Rosemary Mazanet
John J. Concannon III., Esq.

EXHIBIT A

Woodward Partners
465 West Saddle River Rd.
Upper Saddle River, NJ 07458
201-887-7668
fax:201-934-6790

December 7, 2005

Mr. John J. Concannon III
Secretary, Access Pharmaceuticals Inc.
c/o Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110-1726

Via: Certified Mail/RRR No.7004 2510 0001 8461 0287 and 1st Class Mail;

Dear Mr. Concannon:

I am a principal of Woodward Partners, a private investment group which currently holds and controls 362,700 shares of common stock of Access Pharmaceuticals, Inc. (the "Company"). Pursuant to the Company's most recent Proxy Statement, the results of which were reported at the Annual Meeting this past May 12, 2005, and pursuant to that section of the Proxy Statement listed as 'OTHER MATTERS' and the section listed as 'STOCKHOLDER PROPOSALS FOR 2006 ANNUAL MEETING', Woodward Partners hereby submits the following to be included in the Company's Proxy Statement for the 2006 Annual Meeting to be held on or about May 11, 2006 for consideration by its shareholders:

Proposal:

RESOLVED, that, effective immediately, the Company, hereby adopts a mandatory retirement age of 70 years of age for members of its Board of Directors, [Chief Executive Officer, President and Chief Financial Officer].

Woodward Partners believes that imposing a mandatory retirement age for its Directors [and senior executives] will assist the Company with succession planning and ensure that the Board of Directors [and senior management] periodically benefits from the fresh ideas, viewpoints and expertise of new members. Under the mandatory retirement policy, no person may be elected or re-elected as a Director of the Company [or appointed to its senior management] if at the time of his or her election or re-election he or she shall have attained the age of 70 years. The term of any Director [or member of senior management] who shall have attained such age while serving as a director [or senior management] shall terminate effective immediately upon his or her seventieth birthday.

Woodward Partners believes that the adoption of a mandatory retirement policy will contribute to improved corporate governance of the Company and will benefit the Company and its shareholders in the long term.

I want to thank the members of the Board of Directors for its consideration of the above Proposal and look forward to a successful operating year for Access Pharmaceuticals Inc.

Sincerely yours,

Robert E. Lee

Robert E. Lee

cc: All Members of the Board of Directors of Access Pharmaceuticals, Inc.
Rosemary Masinart, CEO
Stephen Thompson, Chief Financial Officer

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Access Pharmaceuticals, Inc.
Incoming letter dated January 18, 2006

The proposal would require the company to adopt "a mandatory retirement age of 70 years of age for members of its Board of Directors, [Chief Executive Officer, President and Chief Financial Officer]."

We are unable to concur in your view that Access may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Access may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Access may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Access may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mark F. Vilardo
Special Counsel